SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Year ended December 31, 2019

Commission file number 001-14905

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

PLAN ADMINISTRATOR:	BENJAMIN MOORE & CO.

By:	/s/ Michael Farrell
Michael Farrell

Date: June 17, 2020

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Berkshire Hathaway Inc. on Form S-8 (No. 333-64284) of our report dated June 17, 2020 on our audits of the financial statements of Benjamin Moore & Co. Deferred Savings and Investment Plan as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and supplemental schedule as of December 31, 2019, which report is included in this Annual Report on Form 11-K to be filed on or about June 17, 2020.

/s/ EISNERAMPER LLP
Iselin, New Jersey
June 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Benjamin Moore & Co. Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

We have served as the Plan’s auditor since 2013.

EISNERAMPER LLP

Iselin, New Jersey

June 17, 2020

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

ASSETS:
Investments at fair value:
Mutual Funds	$169,370,337	$143,487,206
Berkshire Hathaway Stock Fund	27,669,139	28,033,194
Common Collective Trust Funds:
Schwab Indexed Retirement Funds	61,905,496	47,207,549
Morley Stable Value Fund	25,138,715	21,128,930
Schwab Managed Retirement Trust Income Fund	469,568	1,008,110

Total investments at fair value	284,553,255	240,864,989

Receivables:
Employer contributions	1,064,654	1,069,717
Notes receivable from participants	4,493,198	4,357,181

Total receivables	5,557,852	5,426,898

Total assets	290,111,107	246,291,887

LIABILITIES:
Accrued expenses	54,000	54,000

Total liabilities	54,000	54,000

Net assets available for benefits	$290,057,107	$246,237,887

See accompanying notes to financial statements	3

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$8,251,836
Net realized/unrealized appreciation in fair value of investments	41,410,605

Total investment income	49,662,441

Interest on participants notes receivable	233,895

Contributions:
Participants	11,635,242
Employer	5,984,175
Participant rollovers	766,511

Total contributions	18,385,928

Total Additions	68,282,264

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	24,368,954

Administrative expenses	94,090

Total Deductions	24,463,044

Net increase	43,819,220

Net assets available for benefits, beginning of year	246,237,887

Net assets available for benefits, end of year	$290,057,107

See accompanying notes to financial statements	4

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF PLAN

The following description of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) provides only general information. The Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by Benjamin Moore & Co. (the “Company”). The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”). Charles Schwab Bank (“Schwab”) is the appointed trustee (“Trustee”) and Charles Schwab Corporation – Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

[1] General:

The Plan is a safe-harbor plan and permits employees of the Company to participate in the Plan on the first day of the month following the date of hire. Also, the Plan accepts “Roth” elective deferrals on behalf of participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may contribute amounts representing distributions from other qualified plans. The Plan also permits participants to make voluntary elective transfers of their entire account balance to or from this Plan to or from another qualified section 401(k) plan of the Company. The plan transfer must be made in connection with a participant’s change in employment status which results in the participant not being entitled to additional allocations under the prior plan.

[2] Investments:

Participants have the option to direct the investment of participant and employer contributions into various investment options offered by the Plan.

[3] Participant	accounts:

Each participant’s account is adjusted for the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[4] Contributions	and eligibility:

All employees can voluntarily contribute up to 50 percent of annual compensation, as defined in the Plan document, up to the Internal Revenue Service (“IRS”) maximum allowance. The IRS maximum allowance was $19,000 in 2019 and $18,500 in 2018. Participants age 50 and older may contribute an additional $6,000 as a catch-up contribution in 2019 and 2018, resulting in a total pre-tax contribution limit of $25,000 for 2019 and $24,500 for 2018, for such individuals.

The Plan includes an auto enrollment feature whereby effective July 1, 2018, all newly eligible employees shall be automatically enrolled at a deferral rate of 5% (which was previously 2%) within 45 days of their date of hire if they have not voluntarily enrolled prior to that date or affirmatively elected not to participate in the Plan. The Plan also has an escalation provision feature that will increase each year 1% up to 50% of compensation. Effective March 1, 2019 for existing covered employees, the automatic enrollment deferral rate increased from 2% to 5% and will then increase 1% each March 1 thereafter, with a maximum dollar amount of contribution of 50% of compensation, unless the participant affirmatively elects not to participate.

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BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE A—DESCRIPTION OF PLAN (CONTINUED)

[4] Contributions	and eligibility (Continued):

Contributions are matched for 100 percent of the participant directed contribution, up to three percent of eligible earnings, plus 50 percent of the participant directed contribution on the next two percent of eligible earnings. Matching contributions are funded each pay period. There is an annual three percent special discretionary contribution to be contributed by the Plan Sponsor for wage and hourly employees employed on the last day of the Plan year and on the retirement date for Retirees who retire within the Plan. The special discretionary contribution for 2019 was $756,921.

As stated above, the IRS sets a maximum limit on the amount of pre-tax salary deferrals a participant can contribute each year. If a participant reaches this limit early in the year, the participant will continue to receive the Company matching contributions; however, it is possible that the participant will not receive the maximum Company match for the year or receive an amount over the maximum Company match. To address these issues, the Company makes an additional “true-up” contribution to all participant accounts that did not receive the full match amount or a match correction to all participants who received an amount over the allowable maximum match.

“True-up” contributions are included in employer contributions receivable and were $307,733 and $328,190 as of December 31, 2019 and 2018, respectively.

[5] Payment	of benefits:

After participants reach age 59-1/2, they may withdraw all or a portion of their participant-directed account balance at any time and for any reason. Prior to age 59-1/2, in-service withdrawals from the Plan are only allowed for unusual financial hardships and must be approved by the Company. While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by IRS guidelines. A participant, who is performing service in the military (while on active duty for a period of more than thirty days) may elect an in-service withdrawal of participant deferral amounts provided that the participant does not make elective deferrals to the Plan during the six-month period beginning on the date of such distribution. Termination withdrawals are a result of disability, termination of employment, retirement or death. Once a participant’s employment ends and he or she reaches age 70-1/2, the participant must make the required minimum distributions as imposed by IRS guidelines. If a participant remains employed by the Company after reaching age 70-1/2, the participant may delay the distribution of their account until retirement.

Distributions are paid directly to an eligible retirement plan specified by the participant (or designated beneficiary) in a direct rollover or to an Individual Retirement Account. Distributions can also be paid in cash, if so elected. In addition, terminated employees with account balances in excess of $1,000 may elect to leave their account balance in the Plan and share in future investment results only.

[6] Notes	receivable from participants:

Participants may borrow from their participant-directed account balance, with a minimum loan amount of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. No more than one loan per participant may be outstanding at any time. All loans shall be evidenced by a promissory note. The loans are secured by the balance in the participant’s account and interest is accrued at the defined prime rate at the beginning of the month that the loan was originated plus one percentage point. Principal plus interest on participant loans is generally repaid in five years in equal installments through payroll deductions each pay period. The maximum term for participant loans used for first-time home purchases is fifteen years. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document. Interest rates on loan balances outstanding as of December 31, 2019 range from 4.25% to 8%.

6

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[7] Vesting:

Each participant is fully vested in their account at all times including matching and special discretionary contributions

NOTE B - SUMMARY OF ACCOUNTING POLICIES

[1] Basis	of accounting:

The financial statements and accompanying notes are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

[2] Use	of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ from these estimates.

[3] Contribution:

Participants’ contributions are collected by the Company through payroll deductions and forwarded to the Trustee. Contributions withheld from salaries and not yet forwarded to the Trustee are reflected as participant contributions receivable.

[4] Benefits	paid to participants:

Distributions from the Plan are recorded in the period in which they are paid to participants in accordance with the terms of the Plan.

[5] Investment	valuation and income recognition:

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized/unrealized appreciation/(depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year. Investment income and appreciation/(depreciation) for each participant-directed investment fund is allocated to each participant in the same ratio that the participant’s account balance in that fund bears to the total account balances for all participants in that fund.

[6] Notes	receivable from participants:

Loans issued to participants in the form of promissory notes are measured at their unpaid principal balance plus any accrued but unpaid interest.

[7] Administrative	expenses:

Investment-related and recordkeeping expenses are paid from the Plan’s assets. Certain investment-related expenses are recorded as a reduction of net investment income and are not identifiable on the financial statements. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no cost to the Plan.

7

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE C – FAIR VALUE MEASUREMENTS

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -

Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used as of December 31, 2019 and 2018.

Stable Value Collective Trust Fund

A stable value fund is a form of common collective trust funds, which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value (“NAV”) of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Other Common Collective Trust Funds

Common collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded equity securities, fixed income securities, and commodity-related securities and are valued at their NAV, as a practical expedient, that is calculated by the investment manager or sponsor of the fund and have varying liquidity, redemption period notices and other restrictions. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV.

Mutual Funds

The investments in mutual funds are valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of these investments are traded in active markets at their NAV per share and are primarily categorized as Level 1.

Berkshire Hathaway Stock Fund

The Plan allows investment in the common stock of the Company’s Parent. Berkshire Hathaway common stock trades on an active market. This investment option (referred to as the Berkshire Hathaway Stock Fund) also includes a cash component, thus resulting in a level 2 valuation.

8

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE C - FAIR VALUE MEASUREMENTS (CONTINUED)

A summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018, set forth by level within the fair value hierarchy (if applicable), is as follows:

	Investments, at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual Funds	$169,370,337	$—	$—	$169,370,337

Berkshire Hathaway Stock Fund (see Note F)	—	27,669,139	—	27,669,139

Investments measured within fair value
hierarchy	169,370,337	27,669,139	—	197,039,476

Common Collective Trust Funds (A)	—	—	—	87,513,779

Investments at fair value	$169,370,337	$27,669,139	$—	$284,553,255

(A)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

	Investments, at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$143,487,206	$—	$—	$143,487,206

Berkshire Hathaway Stock Fund (see Note F)	—	28,033,194	—	28,033,194

Investments measured within fair value
hierarchy	143,487,206	28,033,194	—	171,520,400

Common Collective Trust Funds (A)	—	—	—	69,344,589

Investments at fair value	$143,487,206	$28,033,194	$—	$240,864,989

(A)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

9

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE C - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively.

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period

Schwab Indexed Retirement Funds(1)	$61,905,496	n/a	Daily	30 days

Morley Stable Value Fund(2)	25,138,715	n/a	Daily	12 months

Schwab Managed Retirement Trust Fund(3)	469,568	n/a	Daily	30 days

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period

Schwab Indexed Retirement Funds(1)	$47,207,549	n/a	Daily	30 days

Morley Stable Value Fund(2)	21,128,930	n/a	Daily	12 months

Schwab Managed Retirement Trust Fund(3)	1,008,110	n/a	Daily	30 days

(1)

These funds seek to provide total returns for investors retiring approximately at or near their specified year of retirement. These funds are designed as a single investment portfolio that adjusts asset allocations over time to better match the anticipated changing tolerances and returns objectives over their expected investment horizon. The funds may diversify holdings by investing in a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents.

(2)

The objective of this fund is to provide preservation of capital and relatively stable returns. The fund primarily consists of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions.

(3)

The fund seeks to provide total return for investors near or in retirement. The fund is designed as a single investment portfolio that maintains a policy allocation that is intended to remain static and does not seek to distribute income. The funds may diversify holdings by investing in a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

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BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE D - TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any future date. However, no such amendment or termination shall affect the account balance of any participant as of the date such amendment or termination takes effect.

NOTE E - TAX STATUS

The IRS has determined and informed the Company by letter dated August 23, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter. The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been provided in the Plan’s financial statements and the Company believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Company and Plan to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE F – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2019, there were transactions involving the investment of Plan assets in investments funds maintained by Schwab, which qualify as party-in-interest transactions. As of December 31, 2019, the total fair value of these investments was $62,375,064. Fees paid by the Plan to Schwab for administrative fees were $63,268 for the year ended December 31, 2019.

The Plan has investments in its Parent’s common stock, which is accumulated in an investment account labeled the Berkshire Hathaway Stock Fund. This fund, which qualifies as party-in-interest transaction also has a cash component of $1,163,962 and $1,559,806 as of December 31, 2019 and 2018, respectively. At December 31, 2019, the Berkshire Hathaway Stock Fund held 117,020 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $26,505,177. At December 31, 2018, the Berkshire Hathaway Stock Fund held 129,660 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $26,473,388. The net realized/unrealized appreciation in fair value of Parent common stock held by the Berkshire Hathaway Stock Fund was $2,763,410 for the year ended December 31, 2019.

As of December 31, 2019 and 2018, the outstanding notes receivable from Plan participants were $4,493,198 and $4,357,181, respectively. Participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

Note G – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2019 may not necessarily be indicative of amounts that could be realized in a current market exchange.

11

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE H – MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

NOTE I – INFORMATION SECURITY

In March 2019, we were informed that one of the service providers of the Company’s Plan, flexPATH Strategies, LLC (“flexPATH”), had experienced a security breach that may have resulted in unauthorized access to employees’ personal information. As a result, flexPATH is offering effected employees one year of credit monitoring and restoration services. The Company has not received any claims from employees to date.

NOTE J – SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the United States and globally. While we anticipate our future results may be adversely impacted, the extent of the impact of the COVID-19 outbreak on the financial performance of the Plan’s investments will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Plan’s investment results may be materially adversely affected.

While the disruption to our Company is currently expected to be temporary, there is uncertainty around the duration and severity which could negatively impact our employees, vendors and customers. While we anticipate our future results may be adversely impacted, the extent to which COVID-19 impacts our future results, cash flow and liquidity will depend on future developments. We continue to review and update our plans as circumstances evolve.

12

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2019

Federal Id#: 13-5256230, Plan #: 003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	American Beacon Large Cap Value I Class	Mutual Fund	$13,519,209
*	Berkshire Hathaway Stock Fund	{A}	27,669,139
	Fidelity Extended Market Index Fund	Mutual Fund	5,874,665
	Fidelity International Index Fund	Mutual Fund	8,751,511
	JP Morgan Mid Cap Value Fund	Mutual Fund	5,390,505
	Mainstay Large Cap Growth R1	Mutual Fund	20,338,443
	Metropolitan West Total Return Bond Fund	Mutual Fund	14,611,853
	Morley Stable Value Fund	Common Collective Trust Fund	25,138,715
	Northern Small Cap Value Fund	Mutual Fund	6,624,195
*	Schwab Indexed Retirement Fund 2010	Common Collective Trust Fund	1,049,030
*	Schwab Indexed Retirement Fund 2020	Common Collective Trust Fund	12,085,281
*	Schwab Indexed Retirement Fund 2030	Common Collective Trust Fund	21,235,336
*	Schwab Indexed Retirement Fund 2040	Common Collective Trust Fund	16,659,246
*	Schwab Indexed Retirement Fund 2050	Common Collective Trust Fund	9,558,059
*	Schwab Indexed Retirement Fund 2060	Common Collective Trust Fund	1,318,544
*	Schwab Indexed Retirement Trust Income Fund	Common Collective Trust Fund	469,568
	T Rowe Price Mid Cap Growth Fund	Mutual Fund	15,951,498
	Transamerica International Equity Fund	Mutual Fund	10,004,540
	Vanguard Institutional Index	Mutual Fund	32,889,127
	Vanguard Star Fund	Mutual Fund	8,572,661
	Vanguard Total Bond Market Index Institutional	Mutual Fund	13,350,475

	Victory RS Small Cap Growth	Mutual Fund	13,491,655

			284,553,255

*	Notes receivable from participants	4.25% - 8%, maturing from 2020 to 2034	4,493,198

			$289,046,453

*	Indicates a party-in-interest

	{A} The Plan allows investment in the common stock of the Company’s Parent, Berkshire Hathaway Inc., which also includes a cash component.

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